BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and to the market that, in a report published on the date hereof, S&P Global Ratings, a credit rating agency, upgraded BRF’s national scale rating from “AA+” to “AAA”, and affirmed its “BB” global scale rating. The outlook remains stable for both ratings. The abovementioned update is mostly a consequence of the Company’s deleveraging and significant operational recovery.

São Paulo, June 6, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer